UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of September 2014

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

New Sierra Wireless Solution Bundle Delivers 4G LTE Connectivity for Retailers and Branch Locations in Major European Markets

AirLink® Enterprise Connect, available today in the United Kingdom, France, and Germany, simplifies critical network connections for distributed enterprises by combining the AirLink ES440 gateway with integrated device management and wireless service

VANCOUVER, British Columbia--(BUSINESS WIRE)--September 30, 2014--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced the launch of AirLink® Enterprise Connect, a first-of-its-kind bundled solution for retail and branch locations in the United Kingdom, France, and Germany. AirLink Enterprise Connect provides everything an IT manager needs to get a branch location online and connected in minutes, facilitating mission-critical activities such as payment processing and inventory management. By using a 4G LTE wireless network, the need to wait for wired broadband installation is eliminated. AirLink Enterprise Connect can also serve as the foundation for a highly effective and reliable business continuity strategy, with built-in automatic failover in case wired service is disrupted.

The rollout of 4G LTE networks across Europe positions wireless as a viable and often more flexible connectivity solution than wired lines. AirLink Enterprise Connect comprises an AirLink ES440 Gateway and Terminal Server, pre-integrated and provisioned with a subscription that provides access to AirVantage Management Service and a local 4G LTE SIM, all bundled into one box. For distributed enterprises like retailers, restaurant chains, kiosks, and small branch offices, AirLink Enterprise Connect provides a primary network connection that is remarkably quick, flexible, and easy to set up, or a best-in-class failover solution for an existing wired broadband connection.

Wireless service for AirLink Enterprise Connect is provided by Wireless Logic, Europe’s leading M2M managed services provider. Sierra Wireless has integrated Wireless Logic’s SIMPro multi-network SIM management platform, BillPro billing and invoicing service, and NetPro private network infrastructure into AirLink Enterprise Connect. The integrated solution is provided through AirVantage, meaning customers have a unified user interface with only one subscription and one contract to manage.

“The availability of high-speed 4G LTE networks is growing across Europe, and 4G-based solutions like the AirLink Enterprise Connect bundle from Sierra Wireless offer an attractive alternative for connecting branch locations,” said Philip Cole, European Sales and Marketing Director for Wireless Logic. “We are excited to collaborate with Sierra Wireless, a leading provider of 4G LTE solutions around the world, to address this market, and look forward to serving our joint customers with a fast, easy solution to meet their connectivity needs.”

“Simplicity is a key requirement for an IT manager who may be hours away from any given location,” said Emmanuel Walckenaer, Senior Vice President, Enterprise Solutions for Sierra Wireless. “With AirLink Enterprise Connect, personnel at remote locations can easily get their connections up and running straight out of the box, and IT managers have the added assurance of remote access to upgrade, change configurations, and even restart network equipment when needed. For businesses that rely on continuous connectivity, this can vastly reduce the risk of downtime and ensure those critical connections are maintained to process payments and access real-time data.”

AirLink ES440 Gateway and Terminal Server

The AirLink® ES440 enterprise gateway delivers mission-critical 4G LTE connectivity and is part of a best-in-class business continuity strategy. Deployed with an enterprise router, the ES440 provides remote out-of-band management (OOBM) to network administrators while leveraging a router’s instant failover and firewall features.

Using the AirLink ES440’s serial port to connect to the console port of the router, IT administrators can troubleshoot and repair network equipment over wireless wide area networks (WWAN). This terminal server capability allows operation centers to remotely reboot, configure, and update a router via the ES440 using Reverse Telnet and SSH protocols. As a result, remote personnel no longer need to manually reset their networking equipment and IT administrators can dramatically reduce the number of field visits.

How to buy

AirLink Enterprise Connect is available today in France and Germany through Sphinx. In the United Kingdom, AirLink Enterprise Connect is available through Westbase. For more information, please visit the Sierra Wireless website at www.sierrawireless.com/AirLink_Enterprise_Connect.

To contact the Sierra Wireless Sales Desk, call +1 (604) 232-1488 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 900 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirLink” and “AirVantage” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Sharlene Myers, +1 604-232-1445
smyers@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	September 30, 2014